

UNITED STA[TES]
SECURITIES AND EXCHA[NGE]
Washington, D.C

11021110

OMB APPROVAL
[N]umber: 3235-0123
[Expire]s: April 30, 2013
Estimated average burden
hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ January 1, 2010 _____ AND ENDING _____ December 31, 2010 _____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: optionsXpress, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

311 West Monroe Street, Suite 1000
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ Thomas E. Stern _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____ , as

of _____ December 31, _____ , 20 10 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

```
OFFICIAL SEAL
RONALD L WETZEL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/12/12
```

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuit to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control
- ☐ (p) Statement of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures Accounts.
- ☐ (q) Statement of Secured Amounts and Funds held in Separate Accounts for Foreign Futures and Foreign Options Customers' Pursuit to Commission Regulation 30.7.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Report of Independent Registered Public Accounting Firm

The Stockholder
optionsXpress, Inc.

We have audited the accompanying statement of financial condition of optionsXpress, Inc. (the Company), a wholly owned subsidiary of optionsXpress Holdings, Inc., as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of optionsXpress, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 23, 2011

optionsXpress, Inc.

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$ 71,890,784
Cash and investments segregated in compliance with federal regulations	854,683,921
Receivables from brokerage customers, net	235,488,711
Receivables from brokers, dealers and clearing organizations	24,539,909
Deposits with clearing organizations	20,480,223
Fixed assets (net of accumulated depreciation and amortization of $23,969,030)	8,958,778
Goodwill	62,824,035
Other intangible assets, net	900,000
Other assets	2,838,371
Due from affiliates	2,099,865
Due from Parent	2,201,794
Total assets	$1,286,906,391

Liabilities and stockholder's equity

Payables to brokerage customers	$1,107,736,697
Accounts payable and accrued liabilities	9,702,465
Payables to brokers, dealers and clearing organizations	1,710,515
Current and deferred income taxes	1,439,726
Due to affiliates	2,240,012
Total liabilities	1,122,829,415

Stockholder's equity:	
Common stock, $0.01 par value, 25,000,000 shares authorized; 1,000 issued and outstanding	10
Additional paid-in capital	141,430,403
Retained earnings	22,646,563
Total stockholder's equity	164,076,976
Total liabilities and stockholder's equity	$1,286,906,391

See accompanying notes.

optionsXpress, Inc.

Notes to Statement of Financial Condition

December 31, 2010

1. Basis of Presentation

optionsXpress, Inc. (the Company) follows United States generally accepted accounting principles (GAAP), including certain accounting guidance used by the brokerage industry.

2. Nature of Operations

The Company provides internet-based option, stock, mutual fund, fixed income, and futures brokerage services to retail customers located throughout the United States and certain foreign countries. The Company is a wholly owned subsidiary of optionsXpress Holdings, Inc. (the Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities Investor Protection Corporation (SIPC), the National Securities Clearing Corporation and the Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), and the Options Clearing Corporation (OCC). The Company is also a member of various Exchanges, including the Chicago Board Options Exchange (CBOE), the International Securities Exchange, the BATS Exchange, the NYSE Amex Options Exchange, NASDAQ Options Market, the NYSE Arca Exchange, and the NASDAQ OMX PHLX Exchange. In addition, the Company is registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company provides clearing and execution services for its customers and the customers of its affiliates, brokersXpress, LLC, optionsXpress Europe, B.V., optionsXpress Australia, Pty Limited (oX Australia), and optionsXpress Singapore Pte. Ltd. As the clearing broker, the Company maintains custody and control over the assets in those customers' accounts and provides back office functions, including maintaining customer accounts; extending credit in margin accounts; settling stock and bond transactions with the DTCC and option transactions with the OCC; settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds and transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies, and other shareholder information to customers. The Company clears all of its U.S. futures accounts transactions as a non-clearing futures commission merchant through an omnibus account arrangement with a clearing futures commission merchant.

optionsXpress, Inc.

Notes to Statement of Financial Condition (continued)

3. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions regarding the valuation of goodwill and other intangible assets, the capitalization of internally developed software and other matters affecting the statement of financial condition and the accompanying notes presented. Actual results could differ from management's estimates.

Cash and Investments Segregated in Compliance With Federal Regulations

Cash segregated in compliance with federal regulations consists of interest-bearing cash deposits from customers' security accounts held in a special reserve bank account according to Rule 15c3-3 of the Securities Exchange Act of 1934, and interest-bearing cash deposits that have been segregated or secured for the benefit of futures customers according to the regulations of the CFTC governing a futures commission merchant.

Fixed Assets

Fixed assets consist of furniture and equipment, leasehold improvements, and computer software. Fixed assets are carried at cost, less accumulated depreciation and amortization.

The Company capitalizes costs associated with software developed for internal use based on Accounting Standards Codification (ASC) 350-50, *Intangibles - Goodwill and Other - Website Development Costs*. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of the internal-use software.

optionsXpress, Inc.

Notes to Statement of Financial Condition (continued)

3. Significant Accounting Policies (continued)

Goodwill

The Company has recorded goodwill to the extent that the purchase price of a business acquisition has exceeded the fair value of the net identifiable tangible and intangible assets of the acquired business. The Company's policy is to test goodwill for impairment at least annually or whenever events and circumstances indicate that the carrying value may not be recoverable.

Other Intangible Assets, Net

The Company has recorded an other intangible asset for a specifically identified intangible asset that was acquired during a business acquisition. The Company's policy is to review identified intangible assets for impairment at least annually or whenever events and circumstances indicate that the carrying value may not be recoverable.

Income Taxes

The Company files a consolidated income tax return with its Parent. Deferred income tax assets and liabilities are determined based on the differences between the statement of financial condition carrying amounts and the tax bases of assets and liabilities using the currently enacted tax rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

Uncertain tax positions are initially recognized in the statement of financial condition when it is more likely than not that the positions will be sustained upon examination by the tax authorities.

Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures* (ASC 820), defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 does not require new fair value measurements. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

optionsXpress, Inc.

Notes to Statement of Financial Condition (continued)

3. Significant Accounting Policies (continued)

Securities Borrowed

Securities borrowed transactions are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash or other securities.

Customer Transactions

Customer asset and liability balances related to their securities activity, excluding futures activity, are recorded on a settlement-date basis. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected in the statement of financial condition. Customer asset and liability balances related to futures activities are recorded on a trade-date basis.

4. Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements* (ASU 2010-06). ASU 2010-06 amends ASC 820 by requiring additional disclosures regarding fair value measurements. Specifically, the amendment requires additional disclosures of: (i) the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements of Level 2 and Level 3 positions, (ii) the transfers between all levels (including Level 1 and Level 2) will be required to be disclosed on a gross basis as well as the reasons for the transfers, and (iii) the purchases, sales, issuances and settlements must be shown on a gross basis in the Level 3 rollforward table. Items i and ii were effective for the year beginning January 1, 2010. Item iii will be effective for the year beginning January 1, 2011. The adoption of ASU 2010-06 did not have a material impact on the Company's statement of financial condition.

5. Receivables from Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations consisted of the following at December 31, 2010:

Deposits for securities borrowed	$ 21,446,800
Other receivables from brokers, dealers and clearing organizations	3,093,109
	$ 24,539,909

optionsXpress, Inc.

Notes to Statement of Financial Condition (continued)

6. Fixed Assets

Fixed assets and capitalized software development costs consisted of the following at December 31, 2010:

Furniture and equipment	$ 15,388,861
Leasehold improvements	4,113,077
Computer software	13,425,870
	32,927,808
Less accumulated depreciation and amortization	23,969,030
	$ 8,958,778

At December 31, 2010, the cost and accumulated amortization related to internally developed software, included in computer software, were $8,878,556 and $5,547,642, respectively.

7. Goodwill

The Parent has recorded goodwill under FASB ASC Topic 805, *Business Combinations*. The Company has recorded the allocated goodwill from various other acquisitions to the extent the purchase of each completed acquisition exceeded the fair value of the net identifiable tangible and intangible assets of the acquired company. The carrying amount of goodwill at December 31, 2010 was $62,824,035.

In performing the annual impairment test, the Company used quoted market prices of the Parent's common stock to estimate the fair value of the Parent as a whole. The estimated fair value was then allocated to the Parent's reporting units based on operating revenues and was compared to the carrying value of the reporting unit. No impairment of goodwill was determined at the Parent or the reporting unit level for the year ended December 31, 2010.

8. Other Intangible Assets, Net

At December 31, 2010, the Company's gross carrying amount and accumulated amortization related to the customer relationships intangible asset was $3,675,000 and $2,775,000, respectively.

The Company reviews other intangible assets for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of the Company's finite-lived customer relationships intangible asset was evaluated by comparing the discounted cash flows associated with the asset to the asset's carrying amount. No impairment of the customer relationships intangible asset was determined for the year ended December 31, 2010.

9. Other Assets

Other assets consisted of the following at December 31, 2010:

Prepaid expenses	$ 1,751,818
Interest and dividend receivable	727,731
Other	358,822
	$ 2,838,371

10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following at December 31, 2010:

Accrued liabilities	$ 5,798,791
Accrued compensation	1,950,000
Other accruals	1,953,674
	$ 9,702,465

11. Payables to Brokers, Dealers and Clearing Organizations

Amounts payable to brokers, dealers and clearing organizations at December 31, 2010, consisted of the following:

Deposits for securities loaned	$ 960,100
Payable for securities failed to deliver	750,415
	$ 1,710,515

optionsXpress, Inc.

Notes to Statement of Financial Condition (continued)

12. Income Taxes

Deferred tax assets (liabilities) were comprised of the following at December 31, 2010:

Deferred tax assets:	
Stock-based compensation	$ 2,584,198
Other deferred tax assets	195,474
	2,779,672
Deferred tax liabilities:	
Property and intangible assets	(3,627,075)
Other deferred tax liabilities	(450,917)
Total deferred tax liabilities	(4,077,992)
Net deferred tax liabilities	$ (1,298,320)

On January 1, 2010, the Company did not have any unrecognized tax benefits. During the year, there were no increases or decreases in unrecognized tax benefits. Therefore, there were no unrecognized tax benefits at December 31, 2010. Currently, the Company estimates that the balance of the unrecognized tax benefits will not significantly change during 2011. The Company believes it is no longer subject to U.S. federal and state income tax examinations for the years prior to 2007.

13. Fair Value of Financial Instruments

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under which financial assets and liabilities will be classified are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

optionsXpress, Inc.

Notes to Statement of Financial Condition (continued)

13. Fair Value of Financial Instruments (continued)

As required by ASC 820, financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At December 31, 2010, all of the Company's financial instruments are in Level 1 of the fair value hierarchy and have readily available market values. The U.S. treasuries are valued at their reported net asset values.

The Company's financial instruments owned at fair value at December 31, 2010 consisted of $11,959,867 of U.S. treasuries included in deposits with clearing organizations on the statement of financial condition.

14. Commitments, Contingencies, and Guarantees

Commitments

The Company enters into agreements to purchase telecommunications and data services from various service providers. These agreements expire on various dates through December 2012. The fixed and determinable portions of these obligations are $2,102,312 for the year ended December 31, 2011 and $914,016 for the year ended December 31, 2012.

Credit Facility

To support its self-clearing activities, the Company established an unsecured, uncommitted credit facility with JP Morgan Chase Bank, N.A. Any outstanding balances on this credit facility would be callable on demand. The Company anticipates that the credit facility will only be used occasionally, addressing potential timing issues with the flow of customer funds, and will only be used to facilitate transactions for which customers already have sufficient funds in brokerage accounts. At December 31, 2010, there was no balance outstanding on this credit facility.

General Contingencies

The Company extends margin credit and leverage to its customers, which are subject to various regulatory and clearing firm margin requirements. Margin credit balances are collateralized by cash and securities in the customers' accounts. Leverage involves securing a large potential future obligation with a lesser amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, customers who use margin credit or leverage and who have collateralized their obligations with securities may

optionsXpress, Inc.

Notes to Statement of Financial Condition (continued)

14. Commitments, Contingencies, and Guarantees (continued)

find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company is exposed to credit risk when its customers execute transactions, such as short sales of options and equities or futures transactions that can expose them to risk beyond their invested capital. At December 31, 2010, the Company had $164.1 million in credit extended to its customers. In addition, the Company may be obligated for margin extended to the Company's customers by its third-party clearing agent on futures positions.

The margin and leverage requirements that the Company imposes on its customer accounts meet or exceed those required by various regulatory requirements and Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable since the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices.

As a result, the Company is exposed to significant off-balance sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying statement of financial condition.

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the securities values on a daily basis, and by requiring additional collateral as needed.

optionsXpress, Inc.

Notes to Statement of Financial Condition (continued)

14. Commitments, Contingencies, and Guarantees (continued)

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, and after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition.

Guarantees

The Company clears its customers' futures transactions on an omnibus basis through a futures commission merchant. The Company has agreed to indemnify its third-party clearing futures commission merchant for losses that they may sustain for the customer accounts introduced to them by the Company. The Company provides guarantees to its clearing organizations and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees have been recognized in the accompanying statement of financial condition.

15. Employee Benefit Plan

The Company maintains a 401(k) savings plan covering all eligible employees of the Company. Discretionary contributions may also be made to the plan. The Company matched 50% of employee contributions up to 6% of their compensation for the year ended December 31, 2010.

optionsXpress, Inc.

Notes to Statement of Financial Condition (continued)

16. Employee Stock Purchase Plan

The Parent maintains a stock purchase plan that offers its employees the opportunity to purchase the Parent's stock at a five percent discount. In general, participants may elect to have a certain amount withheld through payroll over a six-month period. At the end of each six-month period, the employee's withholding is used to purchase the Parent's stock at a five percent discount from the closing price on the last day of the period.

17. Equity Incentive Plans

The Parent maintains three equity incentive plans: the 2001 Equity Incentive Plan, the 2005 Equity Incentive Plan, and the 2008 Equity Incentive Plan (collectively, the Plans). All of the options outstanding pursuant to the stock compensation plans are options to buy common stock of the Parent granted to employees of the Company. Under the terms of the Plans, the Parent may grant eligible employees, directors, and other individuals performing services for the Company various equity incentive awards up to 2,811,000 shares of options, restricted stock, or deferred shares. No restricted stock has been issued under the Plans.

18. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, administered by the SEC and FINRA, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital of 2% of "aggregate debits" or $250,000, whichever is greater, as these terms are defined.

The Company is also subject to the CFTC Regulation 1.17 (Reg. 1.17) under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as a futures commission merchant, is required to maintain minimum net capital equal to the greater of its net capital requirement under Reg. 1.17 ($1,000,000), or the sum of 8% of the total risk margin requirements for all positions carried in customer accounts and 8% of the total risk margin requirements for all positions carried in non-customer accounts, as defined in Reg. 1.17.

18. Net Capital Requirements (continued)

At December 31, 2010, the Company had net capital requirements of $11,237,909 and net capital of $81,791,630. The net capital rules may effectively restrict the payment of equity withdrawals.

19. Related-Party Transactions

The Company provides securities and futures clearing and execution services to its affiliates. In addition, the Company provided certain support services to its affiliates, including the use of personnel, facilities, and equipment.

In conjunction with transactions with its affiliates, the following related-party amounts were included in the statement of financial condition at December 31, 2010:

	Due From Affiliates
Payments made on behalf of affiliates	$ 2,099,865

	Due To Affiliates
Advances made from an affiliate	$ 284,250
Commissions collected on behalf of affiliates	2,142,691
Less expenses allocated for support services	(186,929)
	$ 2,240,012

At December 31, 2010, the Company had a receivable of $2,201,794 due from the Parent for various advances that the Company made to the Parent.